March 8, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel

Kathleen Collins

Alexandra Barone

Rebekah Lindsey

Re:	TuSimple Holdings Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted February 16, 2021

CIK No. 0001823593

Ladies and Gentlemen:

On behalf of Tusimple Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 1, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted February 16, 2021 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Draft Registration Statement (“Amended Draft Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amended Draft Registration Statement.

Securities and Exchange Commission

March 8, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Solution, page 13

1.

On page 16, you disclose that you have received 5,700 reservations in your first four months of accepting them and that these potentially represent approximately $420 million in revenue per year and over $2 billion over an estimated five-year life. To provide context to this disclosure, please revise your filing throughout to address the following:

•	Clarify what a reservation consists of, whether these are paid or unpaid reservations and whether they are cancellable and if so, under what circumstances.

•

Disclose the basis for the assumptions used to calculate your potential revenue. For example, clarify if the price per mile consists of the average of the price per mile pursuant to the reservations, whether the assumed miles per year is based on the miles included in the reservations and whether the assumed operational capability of the truck is based on those you currently have in service.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 39, 114 and 127 of the Amended Draft Registration Statement. The Company also removed reference to potential revenue associated with the semi-trucks that are reserved.

Summary Consolidated Financial Data, page 28

2.

To the extent you continue to include the expected impact of warrant exercise in your capitalization and dilution disclosures, please revise your pro forma balance sheet and earnings per share disclosures, here and elsewhere, to also reflect the impact of such exercise. Similarly, consider including here the impact of share value awards that will vest upon effectiveness or explain why you believe such adjustments are not necessary. Refer to Rule 11-01(a)(8) of Regulation S-X.

RESPONSE TO COMMENT 2: In response to the Staff’s comment, the Company has revised its disclosure on pages 33 and 34 of the Amended Draft Registration Statement.

Securities and Exchange Commission

March 8, 2021

Risk Factors

Risks Related to Our Intellectual Property, Information Technology and Data Privacy, page 44

3.

Please tell us whether you are subject to CFIUS review as a result of your initial public offering or any financing received from a foreign person to date. If so, disclose whether a CFIUS review poses any material risks to the company, and summarize under your “Government Regulation” subsection the material steps involved in such a review.

RESPONSE TO COMMENT 3: On March 1, 2021, the Committee on Foreign Investment in the United States (“CFIUS” or the “Committee”) Staff Chairperson, acting at the direction of the Committee, requested that we file a notice regarding an investor’s 2017 investment in our Series B redeemable convertible preferred stock. In response to the Staff’s comment, the Company has included disclosure on pages 62 and 126 of the Amended Draft Registration Statement.

We may not be able to protect our intellectual property rights throughout the world, page 47

4.

We note your updated risk factor and disclosure relating to intellectual property. Please revise the risk factor to highlight how intellectual property rights and protections may be insufficient for companies with material intellectual property in China.

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company has revised its disclosure on page 52 of the Amended Draft Registration Statement.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Cash, Cash Equivalents, and Restricted Cash, page F-9

5.

We note from your response to prior comment 5 that cash and cash equivalents consisted of $57.4 million in certificates of deposit and money market mutual funds at December 31, 2019. Please provide us with a breakdown of amounts held in certificates of deposit and money market mutual funds at December 31, 2019 and 2020.

RESPONSE TO COMMENT 5: In response to the Staff’s comment, the Company has revised its disclosure on pages F-19 and F-20 of the Amended Draft Registration Statement to reflect amounts held in certificates of deposit and money market mutual funds at December 31, 2019 and 2020.

Securities and Exchange Commission

March 8, 2021

Revenue Recognition, page F-12

6.

Your discussion of carrier-owned capacity refers to purchasing your purpose-built L4 autonomous semi-trucks and subscribing to TuSimple Path. Your revenue recognition policy, however, addresses only freight capacity services. We also note that you formed partnerships with Navistar and Traton for this purpose. Please tell us the financial terms of these arrangements. Clarify whether you will receive any reimbursements, fees or revenue from the partnerships or customers’ purchase of the trucks from the OEMs and quantify any amounts received to date. Tell us the amount of revenue, if any, earned from your carrier-owned capacity business. Lastly, revise your policy disclosures as necessary, if material.

RESPONSE TO COMMENT 6: The Company advises the Staff that to date the Company has not recorded any revenue from its carrier-owned capacity service model. The Company has revised its disclosure on page 82 to clarify this fact. The Company has also revised its disclosure on page F-24 to discuss its partnerships with Navistar and Traton.

Note 12 Variable Interest Entities, page F-28

7.

We note your response to prior comment 8. Please explain the reasons why you initially entered into the VIE structure and clarify further the facts and circumstances that led you to subsequently reevaluate the need for the VIE structure.

RESPONSE TO COMMENT 7: The Company established its offshore holding entity in order to secure U.S. dollar funding to support, among others, its U.S. subsidiary in 2017. Concurrently with the establishment of this offshore holding entity, the Company implemented a VIE structure to maintain the flexibility to engage in businesses restricted for foreign investment in China, such as value-added telecommunications businesses, pursuant to applicable laws in China. As the Company’s business evolved, it clearly shifted its focus to U.S.-centered operations, with the majority of its executives, technological development, decision makers, and growth in the U.S. As a result of this U.S. focus, the Company restructured and unwound the VIE structure to more closely conform with the nature of its business and operations.

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Securities and Exchange Commission

March 8, 2021

Please contact the undersigned at (650) 463-5335 or jvetter@gunder.com if you have any questions with respect to this response or the Amended Draft Registration Statement.

Very truly yours,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter, Esq.

cc:	Cheng Lu

Patrick Dillon

James Mullen, Esq.

Tusimple Holdings Inc.

Zhen Liu, Esq.

Richard Chang, Esq.

Colin Conklin, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard Truesdell, Esq.

Stephen Byeff, Esq.

Davis Polk & Wardwell, LLP

Jean Stadwiser

KPMG LLP